February 28, 2022

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: Touchstone Strategic Trust (the “Trust”) (File Nos. 002-80859 and 811-03651)

Ladies and Gentlemen:

Transmitted herewith for filing with the Securities and Exchange Commission (the “SEC”) on behalf of the Trust, is Post-Effective Amendment No. 228 (the “Amendment”) to the Trust’s registration statement on Form N-1A. The Amendment is being filed pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended, for review and comment by the staff of the U.S. Securities and Exchange Commission. Pursuant to Rule 485(a)(1), the Trust has designated on the facing sheet to the Registration Statement that the Amendment become effective 60 days after filing. No fees are required in connection with this filing.

The Amendment relates to the Touchstone Dynamic Allocation Fund (formerly, the Touchstone Dynamic Global Allocation Fund) (the “Fund”), a series of the Trust. The Amendment is being filed for the purpose of reflecting the following changes to the Fund: (1) a name change to the “Touchstone Dynamic Allocation Fund”, (2) certain changes to the Fund's principal investment strategies, and (3) a change in the Fund's secondary benchmark from Bloomberg Global Aggregate Index to Bloomberg US Universal Index.

The Fund is structured as a “fund-of-funds” and it seeks to achieve its investment goal by primarily investing in a diversified portfolio of underlying equity and fixed-income funds. The changes detailed herein reflect a change in the Fund’s investment strategy whereby the Fund will invest solely in underlying affiliated Touchstone Funds and will have reduced exposure to foreign fixed-income securities. These changes occurred on or about January 18, 2022 and a 497 sticker filing was filed with the SEC on November 19, 2021 (SEC Accession No. 0000711080-21-000200) alerting shareholders to this change.

Please direct any comments or questions concerning the foregoing to the undersigned at (513) 629-1648 or Meredyth Whitford-Schultz at (513) 357-6029.

Best regards,

/s/ Benjamin V. Mollozzi
Benjamin V. Mollozzi
Counsel